# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lovesac Co, CIK 0001701758
CUSIP: 54738L109
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 421 ATLANTIC STREET, SUITE 200, 421 ATLANTIC STREET, SUITE 200, STAMFORD, Connecticut (CT), 06901
Date of event which requires filing of this statement: 04/28/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001688522-26-000002
Filed by CIK 0001688522

## Reporting persons
- Philotimo Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 431; sole dispositive power 0; shared dispositive power 431; aggregate amount beneficially owned 431 (0% of the class)
- Philotimo Focused Growth & Income Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 923; sole dispositive power 0; shared dispositive power 923; aggregate amount beneficially owned 923 (0% of the class)
- Kanen Wealth Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 1,354; sole dispositive power 0; shared dispositive power 1,354; aggregate amount beneficially owned 1,354 (0% of the class)
- Kanen David: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,354; sole dispositive power 0; shared dispositive power 1,354; aggregate amount beneficially owned 1,354 (0% of the class)

## Item 1. Issuer
Name of issuer: Lovesac Co
Address of issuer's principal executive offices: 421 ATLANTIC STREET, SUITE 200, 421 ATLANTIC STREET, SUITE 200, STAMFORD, CONNECTICUT, 06901.

## Item 2. Person Filing
Name of person filing:
This statement is filed by Philotimo Fund LP, a Delaware limited partnership (Philotimo), Philotimo Focused Growth & Income Fund, a series of World Funds Trust, a Delaware statutory trust (PHLOX), Kanen Wealth Management, LLC, a Florida limited liability company (KWM), and David L. Kanen. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

KWM is the general partner of Philotimo and the investment manager of PHLOX and certain separately managed accounts (the KWM Managed Accounts). Mr. Kanen serves as the managing member of KWM. By virtue of these relationships, KWM and Mr. Kanen may be deemed to beneficially own the Common Stock, $0.00001 par value per share (the Shares), of Lovesac Co. (the Issuer), owned by each of Philotimo, PHLOX and the KWM Managed Accounts.
Address of principal business office or, if none, residence: The principal business address of each of Philotimo, KWM, PHLOX and Mr. Kanen is 6810 Lyons Technology Circle, Suite 160, Coconut Creek, FL 33073.
Citizenship: Philotimo is organized under the laws of the State of Delaware. PHLOX is a series of World Funds Trust, a statutory trust organized under the laws of the State of Delaware. KWM is organized under the laws of the State of Florida. Mr. Kanen is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on April 28, 2026:

(i) Philotimo beneficially owned 431 Shares;

(ii) PHLOX beneficially owned 923 Shares;

(iii) KWM beneficially owned 1,354 Shares, consisting of (a) the 431 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (b) the 923 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX;

(iv) Mr. Kanen beneficially owned 1,354 Shares, consisting of (a) the 431 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (b) the 923 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX.

Each Reporting Person is a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 1,354 Shares beneficially owned in the aggregate by all the Reporting Persons, constituting approximately 0% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Percent of class:
The aggregate percentage of the Shares reported owned by each person named herein is based upon 14,617,106 Shares outstanding as of February 1, 2026, which is the total number of Shares outstanding as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on April 2, 2026.

As of the close of business on April 28, 2026:

(i) Philotimo beneficially owned approximately 0% of the outstanding Shares;

(ii) PHLOX beneficially owned approximately 0% of the outstanding Shares;

(iii) KWM beneficially owned approximately 0% of the outstanding Shares; and

(iv) Mr. Kanen beneficially owned approximately 0% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on March 30, 2026.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Philotimo Fund, LP: /s/ David L. Kanen, David L. Kanen, Managing Member or Kanen Wealth Management LLC, its general partner (04/29/2026)
- Philotimo Focused Growth & Income Fund: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment manager (04/29/2026)
- Kanen Wealth Management LLC: /s/ David L. Kanen, David L. Kanen, Managing Member (04/29/2026)
- Kanen David: /s/ David L. Kanen, David L. Kanen (04/29/2026)